JOANN Inc.

5555 Darrow Road

Hudson, Ohio 44236

June 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	JOANN Inc.

Registration Statement on Form S-3

(File No. 333-265403)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, JOANN Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 initially filed on June 3, 2022 (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 9:00 a.m., Eastern Time, on June 16, 2022, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Very truly yours,

JOANN Inc.

By:	/s/ Ann Aber
Name: Ann Aber
Title: General Counsel

cc:	Matt Susz, JOANN Inc.

Howard A. Sobel, Latham & Watkins LLP

Gregory P. Rodgers, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP